Algonquin Power & Utilities Corp. Announces Private Offering of
$300 million Senior Unsecured Debentures for Algonquin Power Co.
NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES AND NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR TO U.S. PERSONS.
OAKVILLE, ON, January 11, 2017 – Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN, NYSE: AQN) announced today that Algonquin Power Co. ("APCo"), APUC's wholly-owned, renewable power generation subsidiary, offered for sale CDN$300 million 4.09% senior unsecured debentures with a maturity date of February 17, 2027 (the "APCo Debentures") pursuant to a private placement in Canada and the United States (the "Offering"). The APCo Debentures were offered at a price of $99.929 per $100.00 principal amount, resulting in an effective yield to maturity of 4.099% per annum.
Net proceeds from the APCo Debentures will be used to repay existing indebtedness and for APCo’s general corporate purposes. Concurrent with the Offering, APCo is entering into a cross currency swap, coterminous with the APCo Debentures, to convert the Canadian dollar denominated proceeds from the Offering into U.S. dollars, resulting in an effective interest rate throughout the term of the APCo Debentures of approximately 4.85%.
“APCo has experienced significant growth since our last bond offering in 2014, having added over 430 MW of renewable wind and solar powered generating stations in both Canada and the U.S.,” commented David Bronicheski, Chief Financial Officer of APUC.  “This most recent bond offering demonstrates the value of APCo’s bond platform to provide efficient access to the debt capital markets while at the same time delivering our bondholders the benefits of a larger, more diversified portfolio of long-term contracted renewable power assets.”
APCo has been provided long-term issuer credit ratings of “BBB (low)”, “Under Review – Developing Implications” by DBRS Limited and "BBB", with a "negative" outlook, by Standard & Poor's Rating Service. APUC expects the APCo Debentures will receive final ratings of “BBB (low)”, “Under Review – Developing Implications” by DBRS Limited and “BBB” by S&P.
The APCo Debenture offering is being co-led by National Bank Financial Inc. and CIBC World Markets Inc. and is expected to close on or about January 17, 2017.
THE OFFER AND SALE OF THE ALGONQUIN POWER CO. DEBENTURES HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THEREFORE, THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBENTURES IN THE UNITED STATES AND THE DEBENTURES MAY NOT BE SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN RULE 902(K) OF REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE ALGONQUIN POWER CO. DEBENTURES ARE BEING OFFERED ONLY (1) TO A LIMITED NUMBER OF QUALIFIED INSTITUTIONAL ACCREDITED INVESTORS IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF

THE SECURITIES ACT AND (2) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S AND THE APPLICABLE LAWS OF THE JURISDICTIONS WHERE THOSE OFFERS AND SALES OCCUR.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion in total assets. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 782,000 customers in the United States. The generation business group owns a portfolio of regulated and long-term contacted North American based wind, solar, hydroelectric and thermal powered generating facilities representing more than 2,500 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain matters discussed in this press release are "forward-looking statements" within the meaning of applicable securities laws. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "intends," "plans," "anticipates," "pro forma," "predicts," "seeks," "could," "would," "will," "can," "continue" or "potential" and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to the anticipated closing date of the debenture financing, the intended use of proceeds and the final rating of the APCo Debentures. These statements reflect APUC management's current beliefs and are based on information currently available to APUC. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC cautions readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements.
Additional detailed information about these assumptions, risks and uncertainties is included in APUC's securities regulatory filings, including under the heading "Enterprise Risk Management" in APUC's annual Management's Discussion and Analysis and in its Annual Information Form, which can be found on SEDAR at www.sedar.com. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770